SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Spire Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

848560 108

(CUSIP Number)

William D. Porteous

RRE Ventures

130 E. 59th Street, 17th Floor

New York, NY 10022

(212) 418-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel Forman

Louis Rambo

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

(212) 969-3000

August 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848560 108

1.	Names of Reporting Persons. RRE Leaders Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,984,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,984,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,984,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 848560 108

1.	Names of Reporting Persons. RRE Leaders GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,984,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,984,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,984,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 848560 108

1.	Names of Reporting Persons. RRE Ventures V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,769,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,769,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,769,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 848560 108

1.	Names of Reporting Persons. RRE Ventures GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,769,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,769,452

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,769,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 848560 108

1.	Names of Reporting Persons. James D. Robinson IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 848560 108

1.	Names of Reporting Persons. Stuart J. Ellman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 848560 108

1.	Names of Reporting Persons. William D. Porteous
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,754,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,754,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”), of Spire Global, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by RRE Leaders Fund, L.P. (“RRE Leaders”), RRE Leaders GP, LLC (“RRE Leaders GP”), RRE Ventures V, L.P. (“RRE Ventures V”), RRE Ventures GP V, LLC (“RRE Ventures GP”), James D. Robinson IV, Stuart J. Ellman, and William D. Porteous (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). RRE Leaders GP is the general partner of RRE Leaders. RRE Ventures GP is the general partner of RRE Ventures V. The managing members and officers of RRE Leaders GP and RRE Ventures GP are Messrs. Robinson IV, Ellman, and Porteous. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is c/o RRE Ventures, 130 E. 59th Street, 17th Floor, New York, NY 10022.

(c)	The principal business of each of the Reporting Persons is investing in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

RRE Leaders and RRE Ventures V are Delaware limited partnerships. RRE Leaders GP and RRE Ventures GP are Delaware limited liability companies. Messrs. Robinson IV, Ellman, and Porteous are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the shares of the Common Stock in the transactions described in Item 5(c) pursuant to the business combination (the “Merger”) pursuant to the business combination agreement (the “Business Combination Agreement”) between the Issuer (f/k/a NavSight Holdings, Inc.), NavSight Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Spire Global, Inc., a Delaware corporation (“Old Spire”), which closed on August 16, 2021.

At the effective time of the Merger (the “Effective Time”), and subject to the terms and conditions of the Business Combination Agreement, each share of Old Spire capital stock was canceled and converted into the right to receive the number of shares of the Issuer’s Class A Common Stock equal to the product (rounded down to the nearest whole number) of the number of such shares held immediately prior to the Effective Time multiplied by 1.7058 (the “Exchange Ratio”).

The source of the funds for the acquisition of the capital stock of Old Spire held by RRE Leaders and RRE Ventures V prior to the Merger was the working capital of RRE Leaders and RRE Ventures V, respectively.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Class A Common Stock set forth in Item 5(c) and hold their shares of Class A Common Stock for investment purposes. William D. Porteous serves as a member of the Issuer’s board of directors.

Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Class A Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Class A Common Stock from time to time on the open market, in privately- negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Class A Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its of his Class A Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, each Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information set forth in Item 6 below is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 133,742,535 outstanding shares of Class A Common Stock as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2021.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

On August 16, 2021, RRE Ventures V acquired 4,769,452 shares of Class A Common Stock and RRE Leaders acquired 1,984,568 shares of Class A Common Stock, in each case from the Issuer in connection with the closing of the Merger and in exchange for the shares of Old Spire held by RRE Ventures V and RRE Leaders, respectively, at the Exchange Ratio.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, the Issuer entered into an investors’ rights agreement, dated as of February 28, 2021 (the “Investor Rights Agreement”), with certain stockholders of Old Spire, including RRE Leaders, RRE Ventures V, and Mr. Porteous. The Investor Rights Agreement became effective upon the closing of the Merger. The Investor Rights Agreement sets forth the registrations rights granted to the Investors (as defined in the Investor Rights Agreement), including certain demand and piggyback registration rights and the obligation of the Issuer to file a resale shelf registration statement within 45 days of the closing date of the Merger. The Investor Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended. In addition, the Investor Rights Agreement also contained certain provisions that addressed corporate governance matters. Pursuant to the Investor Rights Agreement, Mr. Porteous was appointed to the Issuer’s board of directors as a Class II director.

The summary of the Investor Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Indemnification Agreement

Upon the closing of the Merger, the Issuer entered into indemnification agreements (each, an “Indemnification Agreement”) with each of its directors and executive officers, including Mr. Porteous. These indemnification agreements may require the Issuer, among other things, to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require the Issuer to advance all expenses reasonably and actually incurred by its directors and executive officers in investigating or defending any such action, suit, or proceeding.

The summary of the Indemnification Agreement contained herein is qualified in its entirety by reference to the full text of the form of the Indemnification Agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement

Exhibit 2 Investor Rights Agreement dated as of February 28, 2021 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on March 1, 2021 (File No. 001-39493))

Exhibit 3 Form of Indemnification Agreement, by and between Spire Global, Inc. and its directors and officers (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on August 20, 2021 (File No. 001-39493))

Exhibit 4 Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2021

RRE LEADERS FUND, L.P.

By:	RRE Leaders GP, LLC

By:	/s/ William D. Porteous
	Name:	William D. Porteous
	Title:	General Partner and Chief Operating Officer

RRE LEADERS GP, LLC

By:	/s/ William D. Porteous
	Name:	William D. Porteous
	Title:	General Partner and Chief Operating Officer

RRE VENTURES V, L.P.

By:	RRE Ventures GP V, LLC

By:	/s/ William D. Porteous
	Name:	William D. Porteous
	Title:	General Partner and Chief Operating Officer

RRE VENTURES GP V, LLC

By:	/s/ William D. Porteous
	Name:	William D. Porteous
	Title:	General Partner and Chief Operating Officer

/s/ *
JAMES D. ROBINSON IV

/s/ *
STUART J. ELLMAN

/s/ William D. Porteous
WILLIAM D. PORTEOUS

* /s/ William D. Porteous, as attorney-in-fact
WILLIAM D. PORTEOUS